

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2013

Via E-Mail
Nand Khanna
President and Chief Executive Officer
Sonasoft Corp.
2150 Trade Zone Blvd, Suite 203
San Jose, CA 95131

> **Re:** **Sonasoft Corp.**
> **Amendment No. 6 to Offering Statement on Form 1-A**
> **Filed July 17, 2013**
> **File No. 024-10327**

Dear Mr. Khanna:

We have reviewed your amended offering statement and have the following comments. Prior comments refer to those in our letter dated June 21, 2013.

Capitalization, page 30

1. The disclosures in the capitalization table do not agree to the amounts included in your balance sheet. Please revise.

Management Relationships, Transactions and Remuneration

(b) If the company has made loans to or is doing business with any of its officers…, page 39

2. You disclose in Note 5 to your financial statements that during the quarter ended March 31, 2013, existing stockholders advanced the company $86,000. Please tell us if any of those existing shareholders were officers, directors, key personnel or 10% stockholders of the company. If they were, discuss the advance in this section.

Balance Sheet

3. We note from your response to prior comment 3 that you reduced the amount of Accruals included in current liabilities for each period presented; however, it appears such amounts were reclassified to "Notes Payable – Current." Our comment was addressing the classification of deferred revenue between current and non-current liabilities and therefore, it remains unclear how you classify deferred revenue in your balance sheet. It appears from your revised disclosures in Note 1(G) that you currently have two and three-year maintenance contracts outstanding. Tell us the deferred revenue balance for each period presented and tell us where such amounts are classified in your balance

sheet. To the extent that you have not classified any portion of your deferred revenues as long-term liabilities, please explain why or revise your financial statements accordingly.

Note 1. Summary of Significant Accounting Policies and Organization

(G) Revenue Recognition, page F-6

4.   We note from your response to prior comment 2 that it is customary for customers to renew a two-year and three-year maintenance agreement for only one year upon initial expiration. Considering you do not appear to have any separate sales of your two-year and three-year maintenance contracts, please explain further how you are able to establish VSOE of fair value for maintenance in your two-year and three-year arrangements pursuant to the guidance in ASC 985-605-25-6. To the extent that you are unable to establish VSOE of fair value for all undelivered elements in your two-year and three-year arrangements, tell us your consideration to recognize the entire arrangement fee over the life of the maintenance contract pursuant to ASC 985-605-25-10.

Note 9. Convertible Note Payable – Related Party, page F-12

5.   We note from your response to prior comment 6 that you reclassified all notes to current liabilities with the exception of the EMI Property Management note payable. Tell us why there is no amount classified as "Notes Payable non-current" for this note at December 31, 2011 or revise your financial statements accordingly.

Exhibits, page 60

6.   Please ensure that you have filed as exhibits all of the outstanding promissory notes described in Note 9 to your financial statements or provide us with an analysis as to why they are not required to be filed. Refer to Item 2 of Part III of the Form 1-A.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3456 with any other questions. If you thereafter have questions, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc (by e-mail):   Gregg E. Jaclin, Esq.
                         Anslow & Jaclin LLP